FROST BROWN TODD LLC
Attorneys
Kentucky · Ohio · Indiana · Tennessee West Virginia

February 19, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561

Attention:	Gary Todd
Senior Review Accountant

Re:	MedPro Safety Products, Inc. Form 10-K/A for Fiscal Year Ended December 31, 2007 Form 10-Q for Fiscal Quarter Ended September 30, 2008 (File No. 000-52077)

Dear Mr. Todd:

On behalf of MedPro Safety Products, Inc. ("MedPro"), we hereby submit the following responses to comments 1 through 6 in the letter from the Commission's staff dated January 23, 2009. MedPro’s responses to the comments concerning its quarterly reports on Form 10-Q will be provided at the time amended 10-Qs are filed.

Selling Stockholders, page 17
Comment:

1.	Please respond to our prior comments 1 and 2 of our letter dated July 29, 2008 when you amend your registration statement on Form S-1.

Response:	We acknowledge the comment. MedPro will respond to comments 1 and 2 of the Staff’s July 29, 2008 letter when it next amends the Form S-1 registration statement.

Form 10-K/A filed on December 22, 2008
General

Comment:

2.

We see that you restated the financial statements for several matters as described in the amended filing. Please tell us how you evaluated the guidance from Item 4-02 of Form 8-K in evaluating whether you should have filed a Form 8-K for the restatements.

Response:

After MedPro filed its first 10-K on April 18, 2008, and began to prepare its 10-Q for the first quarter of 2008, the Company was advised by its auditor that the embedded conversion feature of the Series A Preferred Stock should be accounted for as a derivative liability separate from the preferred stock since it can only be settled in shares of the Company’s own stock.

In accordance with the applicable accounting literature, the Company recorded a deemed dividend in the amount of $3,975,120 by increasing the retained deficit and increasing additional paid in capital by that amount effective on December 28, 2007 to reflect the estimated fair value of the embedded conversion feature in the Series A Stock. The amount represents the difference of approximately $0.60 per share between the $1.81 liquidation value per share of the preferred stock and the $1.21 per share value of the warrants. Because the Series A Stock is convertible immediately upon issuance, the entire amount was charged to retained earnings as a deemed dividend and an increase to additional paid in capital, and not amortized.

  The deemed dividend was reflected in the financial statements and discussed in the MD&A of the 10-Q for the first quarter of 2008 and subsequent quarterly reports. Management and the auditor discussed the deemed dividend with the Company’s audit committee before the first quarter 10-Q was filed;

  With respect to Item 4-02 of Form 8-K, the Company considered the authoritative literature in paragraph 38 of APB 20 which reads as follows: “If a change or correction has a material effect on income before extraordinary items or on net income of the current period before the effect of the change, the treatments and disclosures described in this Opinion should be followed.” Though SFAS 154 supersedes APB 20, guidance in SFAS 154 reads as follows: “This Statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate.” The change for the deemed dividend did not change income/ (loss) before extraordinary items or net income/ (loss). Neither did the change affect the Company’s balance sheet other than the reclassification from one category of net worth to another. Therefore, the Company did not believe a Form 8-K to be required for this change. The Company acknowledges that the deemed dividend did change net loss attributable to common shareholders and net loss per share. However, based on the qualitative factors discussed below, the Company does not consider those changes material to its investors;

  At the time, the Company had only nominal revenue, was incurring substantial operating losses, and had a substantial preexisting retained deficit. The Company’s most critical financial issue was its cash position and ability to fund operations until it could generate revenue from sales of its products. The deemed dividend was a non-cash item that had no practical effect on the Company’s capital resources and was not viewed as likely to change investor perception of the Company;

  When identifying the deemed dividend issue, MedPro’s auditor did not advise management or the audit committee that its opinion on the audited financial statements could no longer be relied upon;

  It was anticipated that substantial changes to the audited financial statements would likely be made in response to the Staff’s review of Amendment No. 1 to the Company’s S-1. Given the technical and non-cash nature of the deemed dividend, and that cash resources were the primary financial consideration for a company in a pre-revenue stage, it was viewed as preferable that any changes to the audited financial statements be made at one time, with the benefit of input from the SEC staff, rather than making multiple public filings to amend the financial statements in a piecemeal manner;

  The Company prominently noted in its December 23, 2008 10-K/A that the filing was being made in order to restate its audited financial statements. The Company believed that filing a 10-K/A to restate its financial statements had the same effect as including information that would otherwise be reported in a Form 8-K in a concurrent 10-K or 10-Q.

  The auditor’s opinion included in the 10-K/A superseded the opinion in the 10-K. The auditor revised the opinion in the final proof stage immediately before the 10-K/A was filed. In connection with the filing the auditor did not take any formal action to advise either management or the audit committee that its opinion on the audited financial statements could no longer be relied upon. At no time were the Company’s audited financial statements not covered by an effective auditor’s opinion. In these circumstances, the Company did not perceive the revision and re-dating of the auditor’s opinion in the 10-K/A as notice by its auditor that the audit opinion was being withdrawn.

Audited Financial Statements, page F-1

Comment:

3.

In future filings please ensure that all restated financial statements and related disclosures are labeled "restated" where necessary. For instance, while we see the significant restatement of loss per share for 2007, the Statement of Operations for that year is not labeled "restated."

Response:	In future filings all restated financial statements and related disclosures will be labeled "restated" where necessary.

During the year ended December 31, 2006, page F-20

Comment:

4.	Show us how the 1,846,552 shares issued in conversion of debt in 2006 (as disclosed on the face of the statement of stockholder's equity/deficiency) can be reconciled to the corresponding disclosures in this footnote under the caption "During the year ended December 31, 2006."

Response:	The reconciliation of the number of shares shown as issued in the conversion of debt on the statement of changes in stockholders’ equity/(deficiency) to the transactions disclosed in Note 8 is set forth below:

Transaction (from Note 8)	Shares issued

Unpaid accounting services	10,915
Unpaid salary (W. Weller)	29,422
Conversion of shareholder debt	28,981
Conversion of Baton Development debt	132,997
Conversion of CRM debt	536,306

Total shares issued for debt	738,621
Divide by conversion ratio in Vacumate merger (1/10/07)	0.4

Shares issued for debt during 2006	1,846,552

Exhibits

Comment:

5.

Please amend to provide certifications as specified in Item 601.31 of Regulation S-K. Those certifications should be exactly as specified in Regulation S-K, except that you may omit (1) the portion of the introductory language from paragraph 4 that refers to internal control over financial portion and (2) paragraph 4(b). This comment also applies to your Forms 10-Q for 2008.

Response:	The certifications have been amended in response to the comment.

6.	Please amend to provide currently dated Sarbanes-Oxley Section 906 certifications. Refer to Exchange Act Rules 12b-15 and 13a-14(b).

Response:	The Section 906 certifications are included.

Please contact me (telephone 502.568.0277) if you have any questions.

Sincerely,

FROST BROWN TODD LLC

By:	/s/ Alan K. MacDonald

Alan K. MacDonald, Member